EXHIBIT 99.18


CONSOLIDATED BALANCE SHEETS
---------------------------
Prepared by management (In U.S. dollars)

                                                                    May 31, 2003                 February 28, 2003
------------------------------------------------------------------------------------------------------------------
                                                                     (Unaudited)
ASSETS
Current
     Cash                                                     $          263,931                $          722,344
     Amounts receivable                                                   83,005                           216,330
     Advances and deposits                                                23,465                            39,940
------------------------------------------------------------------------------------------------------------------
                                                                         370,401                           978,614

Fixed
     Land, buildings and equipment                                       444,298                           443,067
     Mineral properties                                                5,293,172                         5,199,125
------------------------------------------------------------------------------------------------------------------
                                                              $        6,107,871                $        6,620,806
------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current
     Accounts payable and accrued liabilities                 $          503,160                $          709,815
     Accrued liabilities payable in stock                                688,523                           603,311
     Note payable                                                         41,018                            37,308
------------------------------------------------------------------------------------------------------------------
                                                                       1,232,701                         1,350,434

Long Term
     Future income tax liabilities                                     1,500,357                         1,500,357
------------------------------------------------------------------------------------------------------------------
                                                                       2,733,058                         2,850,791
------------------------------------------------------------------------------------------------------------------
Contingency - Going concern (Note 2)

CAPITAL SOURCES
Capital stock
     Authorized
       Unlimited number of first preferences shares without
       par value issuable in series Unlimited number of common
       shares without par value
     Issued and outstanding
       92,358,964 common shares
       (February 28, 2003 - 81,086,553 shares)                         4,801,041                         3,515,544
     Shares to be issued                                                       -                         1,285,913
Equity component of convertible notes
(including accrued interest)                                           1,312,590                         1,287,930
Share purchase warrants                                                1,150,366                         1,150,366
Capital surplus                                                           20,851                            20,851

Deficit                                                               (3,910,035)                       (3,490,589)
-------------------------------------------------------------------------------------------------------------------
                                                                       3,374,813                         3,770,015
------------------------------------------------------------------------------------------------------------------
                                                              $        6,107,871                $        6,620,806
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
-------------------------------------------------
Unaudited - Prepared by management (In U.S. dollars)

                                                                                Three months ended
                                                                  May 31, 2003                         May 31, 2002
-------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER INCOME                                         $          1,638               $            2,612
-------------------------------------------------------------------------------------------------------------------

EXPENSES
     Interest expense
       Note payable                                                          3,710                                -
       First Preference Shares, Series 1                                         -                          153,643
-------------------------------------------------------------------------------------------------------------------
     Salaries and consulting fees                                          164,343                          140,658
     General and administrative                                            128,500                           56,225
     Mineral property and other asset write-offs                            55,652                          185,374
     Professional fees                                                      33,303                            9,436
     Filing and transfer agent fees                                          4,273                           22,735
     Investor relations                                                      4,007                               47
     General exploration                                                     3,088                              467
     Depreciation                                                            1,678                            3,928
     Federal, state and provincial taxes                                     1,489                            2,880
     Bank charges                                                           (3,619)                          17,734
-------------------------------------------------------------------------------------------------------------------
                                                                           396,424                          593,127
-------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                   (394,786)                        (590,515)
DEFICIT, END OF THE PERIOD                                              (3,490,589)                     (52,644,546)
-------------------------------------------------------------------------------------------------------------------
                                                                        (3,885,375)                     (53,235,061)

INTEREST ON CONVERTIBLE NOTES                                              (24,660)                         (24,660)
-------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF THE PERIOD                                        $     (3,910,035)              $      (53,259,721)
BASIC AND DILUTED LOSS PER SHARE                                  $          (0.01)              $            (0.01)
Weighted average number of
shares outstanding (in thousands)                                           87,664                           57,927

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
Unaudited - Prepared by management (In U.S. dollars)

                                                                                   Three months ended
                                                                    May 31, 2003                      May 31, 2002
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net loss for the period                                  $       (394,786)                  $        (590,515)
     Items not involving cash
       Services paid in common shares                                   10,838                                   -
       Depreciation and depletion                                        1,678                               3,928
       Mineral property and other asset write-offs                      55,652                             185,374
       Interest expense on First Preference Shares, Series 1                 -                             153,643
-------------------------------------------------------------------------------------------------------------------
                                                                      (326,618)                           (247,570)

     Net change in non-cash working capital                              8,411                            (385,919)
-------------------------------------------------------------------------------------------------------------------
                                                                      (318,207)                           (633,489)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Issue of common shares and warrants for cash                       19,836                             475,000
     Issue costs of previous equity financing                          (55,843)                                  -
------------------------------------------------------------------------------------------------------------------
                                                                       (36,007)                            475,000
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Value-added tax credits recoverable                               (55,907)                                  -
     Expenditures on mineral properties                                (45,383)                                  -
     Purchase of equipment                                              (2,909)                                  -
     Return of deposit                                                       -                                 200
------------------------------------------------------------------------------------------------------------------
                                                                      (104,199)                                200
------------------------------------------------------------------------------------------------------------------
(DECREASE) IN CASH                                                    (458,413)                           (158,289)
CASH, BEGINNING OF THE PERIOD                                          722,344                             213,575
------------------------------------------------------------------------------------------------------------------
CASH, END OF THE PERIOD                                       $        263,931                   $          55,286
------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS
     Financing Activities
       Extinguishment of loan and accrued interest
       payable on sale of mineral properties and
       related assets                                                        -                          (3,293,185)

       Issue of common shares on conversion of
       First Preference Shares                                               -                              10,521

       Equity component of convertible notes
         Accrued interest charged to deficit                            24,660                              24,660

       Conversion of First Preference Shares into
       Common shares
         Liability Component of First Preference Shares                      -                              (7,293)
         Equity component of First Preference Shares                         -                              (3,228)

     Investing Activities
       Sale of mineral properties and related assets                         -                           3,293,185

NOTES TO THE UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------
As at May 31, 2003 and for the three months ended May 31, 2003 and 2002 (In U.S. dollars)

1.   Basis of Presentation
--------------------------
These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the three months ended May 31, 2003 may not be indicative of the results that might be expected for the full year ended February 29, 2004.

2.   Going concern
------------------
These consolidated financial statements have been prepared on a going concern basis which contemplates that Yamana will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Yamana's ability to continue as a going concern is dependent upon the raising of additional financing, if, as and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classifications of assets and liabilities should Yamana be unable to continue as a going concern.

3.   Capital stock
------------------
a. Common shares issued and outstanding:

                                                                    Number of
                                                                Common Shares                               Amount
------------------------------------------------------------------------------------------------------------------
Balance at February 28, 2003                                       81,086,553                   $        3,515,544
Private placement                                                     200,000                               19,836
Payment of accounts payable                                           100,000                               24,753
Exercise of options                                                   150,000                               10,838
Issued on conversion of First Preference Shares                    10,822,411                            1,285,913
Issue Costs                                                                 -                              (55,843)
------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2003                                            92,358,964                   $        4,801,041
------------------------------------------------------------------------------------------------------------------

b. During the three-month period ended May 31, 2003, Yamana completed a private placement of 200,000 units at a price of C$0.15 per unit. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$0.20. Yamana also issued 20,000 underwriter's warrants exercisable up to 2 years form the closing date at an exercise price of C$0.19.

c. During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 10,822,411 Yamana common shares. The Preference shares were converted into common shares on the basis of 1.28205 common shares for each Preference share and one common share for each $0.0975 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The shares were issued in April.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from $0.15 to $0.125 per share.

4.   Accrued liabilities payable in stock
-----------------------------------------

Accrued liabilities payable in stock consist of payables for bonuses, legal fees and accrued payroll. As at May 31, 2003, the issuance of 5,878,274 shares, valued at $351,514, had received necessary shareholder and regulatory approval and the issuance of 4,735,800 shares, valued at $337,009, was pending shareholder approval.

5.   Segmented information
--------------------------

Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Argentina. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

                                                                                Three months ended
                                                                  May 31, 2003                         May 31, 2003
-------------------------------------------------------------------------------------------------------------------
Capital assets at the end of the quarter
     Argentina                                                $      5,410,786                   $        5,672,182
     Brazil                                                            309,336                                    -
     Other                                                              17,348                               29,347
-------------------------------------------------------------------------------------------------------------------
                                                              $      5,737,470                   $        5,701,529
-------------------------------------------------------------------------------------------------------------------

6.   Brazilian properties and subsequent events
-----------------------------------------------

On April 23, 2003, Yamana entered into a letter of intent to acquire certain gold properties (the "Santa Elina properties") in Brazil owned by Santa Elina. The Santa Elina properties include three advanced pre-production gold properties as well as exploration projects, claims and concessions in two of Brazil's major gold regions.

Subject to changes negotiated in the final agreement, Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana shareholders will own 25% of Yamana going forward and Santa Elina will own 75%. As part of this acquisition, Yamana will consolidate its common shares on approximately a one for twenty-four basis, although this ratio will be adjusted based on the number of common shares outstanding at the time of consolidation and is also subject to changes in the final agreement.

Further discussion between Yamana and an affiliate of Santa Elina resulted in an option agreement (the "Chapada agreement"), for the acquisition of a copper-gold project and exploration lands in northern Goias State, Brazil. Subject to negotiations, the consideration for the acquisition will be C$24,250,000 payable in units of the proposed financing explained below.

Prior to the closing of the Santa Elina and Chapada transactions, Yamana intends to complete a financing for C$45 million of subscription receipts and has provided its agents an option to increase the issue size by up to an additional C$10 million. The price per subscription receipt and the terms of the warrants will depend on prevailing market conditions and will be determined through negotiations between Yamana and the agents. Subscription receipts will be convertible into units consisting of one Yamana common share (as constituted after giving effect to the proposed consolidation of the Yamana common shares) and one-half of a Yamana common share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to purchase a Yamana common share for a period of five years from the closing date.

Yamana will use the net proceeds from the financing to further the exploration and development of the Santa Elina properties, to pursue the acquisition of producing assets and exploration projects and for general corporate purposes. In particular, Yamana has negotiated an assignment from Mineracao Brasileiro"), an affiliate of Santa Elina, pursuant to which Yamana will assume Mineracao Brasileiro's interest in an agreement (the "Fazenda Brasileiro acquisition agreement") dated as of June 17, 2003 between Mineracao Brasileiro and Companhia Vale do Rio Doce ("CVRD"). The Fazenda Brasileiro Acquisition Agreement contemplates the acquisition of CVRD's Fazenda Brasileiro underground and open pit gold mine, and related exploration properties, in the state of Bahia, Brazil (the "Fazenda Brasileiro property") for cash consideration of $20,900,000.

Subject to shareholder approval of the foregoing transactions, Yamana intends to change its name to "Yamana Gold Inc.", or such other name as may be approved by the Board and acceptable to the Director under the Canada Business Corporations Act and the Toronto Stock Exchange, to more accurately reflect its business focus following the acquisition of the Santa Elina properties.